Exhibit 12
HEWLETT PACKARD ENTERPRISE COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	Three months ended January 31, 2017	For the fiscal years ended October 31
		2016	2015	2014	2013	2012
	In Millions, except ratios
Earnings (loss):
Earnings (loss) before taxes	$345	$4,079	$1,470	$2,244	$2,871	$(14,314)
Adjustments:
Non-controlling interests in the income of subsidiaries with fixed charges	3	51	51	46	69	102
Undistributed loss (earnings) of equity method investees	22	76	2	(4)	(4)	(6)
Fixed charges	204	761	507	629	658	698
	$574	$4,967	$2,030	$2,915	$3,594	$(13,520)
Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$158	$576	$280	$357	$381	$389
Interest included in rent	47	185	227	272	277	309
Total fixed charges	$205	$761	$507	$629	$658	$698
Ratio of earnings to fixed charges (excess of fixed charges over earnings)	2.8x	6.5x	4.0x	4.6x	5.5x	$(14,218)

(1)
The Company computed the ratio of earnings to fixed charges by dividing earnings (earnings (loss) before taxes, adjusted for fixed charges, non-controlling interests in the income of subsidiaries with fixed charges and undistributed (earnings) or loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rent expense.